UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 10, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Protagonist Therapeutics, Inc.

File No. 333-212476 - CF#33975

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Protagonist Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 11, 2016, as amended.

Based on representations by Protagonist Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.14	through June 21, 2026
Exhibit 10.15	through June 21, 2026
Exhibit 10.16	through June 21, 2026
Exhibit 10.18	through June 21, 2026
Exhibit 10.19	through June 21, 2026
Exhibit 10.20	through June 21, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary